UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP dated July 25, 2016: Dynagas LNG Partners LP Declares Cash Distribution on Its Series a Preferred Units

This Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP DECLARES CASH DISTRIBUTION ON ITS SERIES A PREFERRED UNITS

MONACO – July 25, 2016 - Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”), an owner and operator of LNG carriers, today announced that its Board of Directors has declared a cash distribution of $0.5625 per unit on its Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) (NYSE: DLNG PR A) for the period from May 12, 2016 to August 11, 2016.

The cash distribution is payable on or about August 12, 2016 to all preferred unit holders of record as of August 5, 2016.

Distributions on the Series A Preferred Units will be payable quarterly in arrears on the 12th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. This is the fourth cash distribution on the Series A Preferred Units since they began trading on the NYSE.

The Partnership has 3,000,000 Series A Preferred Units outstanding as of the date of this press release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 913,980 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. In addition, there are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these risks, uncertainties, and other important factors. The information set forth herein  speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements.